Exhibit 14


                                       28 August 1995

By Airmail
Loctite Corporation
Attn:  Eugene F. Miller
Vice President - Secretary
General Counsel
Hartford Square North
Ten Columbus Boulevard
Hartford, Connecticut  06106

Loctite Stock Repurchase

Dear Sirs and Madams:

We are apprised of the proposed resolution of the Board of Directors of the Loctite Corporation authorizing the repurchase of up to 3.350,000 shares of Loctite's common stock over the next two years.

In order to facilitate Loctite's repurchase and subject to the matters described in the next paragraph, we agree to refrain from purchasing or having purchased for us any Loctite shares during the two-year duration of the Loctite repurchase program outlined in the proposed resolution.

As discussed our agreement is in consideration of such repurchases and is conditioned upon Loctite informing us monthly about the progress of and continuing to pursue the repurchase program. If the program is discontinued within the next two years or Loctite does not effect any purchase during any period of sixty days we would feel free to give you notice that we might resume our own purchase to the extent permitted by our existing agreements.

We are confident that this meets with your approval,

best regards,
Henkel KGaA



Dr. Winkhaus                  Dr. Gruter